Exhibit 99.1

Thomson Reuters to Redeem C$750 Million of Debt Securities

NEW YORK, November 4, 2014 – Thomson Reuters (TSX / NYSE: TRI) today announced it will exercise its right to redeem all of its C$750 million principal amount of 6.00% notes due March 31, 2016 (CUSIP No. 884903 BE4). Thomson Reuters plans to finance the redemption through the issuance of new debt securities.

The redemption price will include an early repayment premium as well as accrued and unpaid interest through the redemption date (which is expected to be on or about December 4, 2014). When available, Thomson Reuters will provide the specific total redemption price and redemption date in the “Investor Relations” section of its website, www.thomsonreuters.com.

Non-registered holders (banks, brokerage firms or other financial institutions) that maintain their interests through CDS Clearing and Depository Services Inc. (CDS) should contact their CDS customer service representative with any questions about the redemption. Alternatively, beneficial holders with any questions about the redemption should contact their respective brokerage firm or financial institution which holds interests in the securities on their behalf.

This news release is for informational purposes only and is not an offer to buy any securities of Thomson Reuters.

Thomson Reuters
Thomson Reuters is the world's leading source of intelligent information for businesses and professionals.  We combine industry expertise with innovative technology to deliver critical information to leading decision makers in the financial, legal, tax and accounting, intellectual property and science and media markets, powered by the world's most trusted news organization. Thomson Reuters shares are listed on the Toronto and New York Stock Exchanges (symbol: TRI). For more information, go to www.thomsonreuters.com.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
Certain statements in this news release are forward-looking, including the timing of the planned redemption and Thomson Reuters plans to finance the redemption through an issuance of new debt securities. There can be no assurance that the redemption or offering will be completed. These forward-looking statements are based on certain assumptions and reflect current expectations. As a result, forward-looking statements are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations. Some of the factors that could cause actual results to differ materially from current expectations are discussed in materials that Thomson Reuters from time to time files with, or furnishes to, the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission. There is no assurance that any forward-looking statements will materialize. You are cautioned not to place undue reliance on forward-looking statements, which reflect expectations only as of the date of this news release. Except as may be required by applicable law, Thomson Reuters disclaims any intention or obligation to update or revise any forward-looking statements.

Thomson Reuters to Redeem C$750 Million of Debt Securities

CONTACTS

MEDIA David Girardin Corporate Affairs +1 646 223 4870 david.girardin@thomsonreuters.com	INVESTORS Frank J. Golden Senior Vice President, Investor Relations +1 646 223 5288 frank.golden@thomsonreuters.com